Exhibit 99.1

CRH Medical Corporation Announces the Acquisition of Tennessee Valley Anesthesia Associates

VANCOUVER, Dec. 3, 2018 /CNW/ - CRH Medical Corporation (the "Company") (TSX: CRH) (NYSE MKT: CRHM), announces that it has completed an accretive transaction whereby the Company has acquired a gastroenterology ("GI") anesthesia practice in Tennessee ("Tennessee Valley").

Tennessee Valley provides anesthesia services to one GI ambulatory surgical center. The transaction was financed through cash on hand.

Tennessee Valley Transaction Highlights:

  Estimated annual revenue of US$1.5M
  EBITDA and cash flow accretive

Edward Wright, CEO of CRH, commented on the transaction, "The acquisition of Tennessee Valley is our second transaction in the state of Tennessee and our fifth transaction of 2018. We look forward to continue leveraging the strength of our existing anesthesia and O'Regan relationships to expand our anesthesia business further".

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 20 anesthesia acquisitions. CRH now serves 46 ambulatory surgical centers in ten states and performs approximately 305,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

View original content:http://www.prnewswire.com/news-releases/crh-medical-corporation-announces-the-acquisition-of-tennessee-valley-anesthesia-associates-300758488.html

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2018/03/c2641.html

%CIK: 0001461119

For further information: CRH Medical Corporation, Kettina Cordero, Director of Investor Relations, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 05:00e 03-DEC-18